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12013145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Processing
Section
FEB 29 2012
Washington DC
123

SEC FILE NUMBER
8-52614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Assent LLC (Former)
Sungard Brokerage + Securities Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Washington Boulevard, 7th Floor
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NEAL STILES (201) 499-6162
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, GREG PRATNICKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Assent LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF COMPLIANCE OFFICER

Title

SWORN TO AND SUBSCRIBED BEFORE ME THIS DATE

FEB 27 2012

MARISEL RODRIGUEZ
Notary Public of New Jersey
Commission Expires 4/10/2012

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

723

Assent LLC

Statement of Financial Condition
December 31, 2011

pwc

Assent LLC

Statement of Financial Condition
December 31, 2011

pwc

Report of Independent Auditors

To the Board of Managers and Members of Assent LLC

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Assent LLC at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Assent LLC
Statement of Financial Condition
December 31, 2011

	Note(s)	
Assets		
Cash and cash equivalents	3	$ 33,165,891
Cash and securities segregated under federal regulations	4	22,588,486
Deposits with clearing organizations	5	15,536,693
Receivable from brokers, dealers and clearing organizations	5	156,954,378
Receivable from customers	7	10,867,765
Securities owned, at fair value ($ 0 of which is pledged)	2b,6	123,928
Furniture, equipment, software and leasehold improvements, at cost less accumulated depreciation and amortization of $3,192,088	2c,13	1,145,785
Receivable from affiliates	12	3,165,688
Accounts receivable, prepaid expenses and other assets		6,888,803
Total assets		250,437,417
Liabilities and Members' Equity		
Payable to brokers, dealers and clearing organizations	5	$ 155,438,236
Securities sold, but not yet purchased, at fair value	2b,6	-
Payable to customers	7	15,579,080
Payable to Parent and affiliates	12	4,882,832
Accounts payable, accrued expenses and other liabilities		8,822,285
Total liabilities		184,722,433
Commitments and contingencies	10	
Members' equity	14	65,714,984
Total liabilities and members' equity		$ 250,437,417

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Assent LLC ("the Company") is a Delaware limited liability company, whose Class A member is an indirect wholly owned subsidiary of SunGard Data Systems Inc. ("Sungard" or the "Parent"). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in securities execution, clearance, and corresponding clearing services for other firms. The Company utilizes electronic communication networks (ECNs) to facilitate execution of customer trades.

2. Summary of Significant Accounting Policies

a) Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b) Securities owned and securities sold, but not yet purchased and gains/(losses) on these securities

Securities owned and securities sold, but not yet purchased, are recorded at estimated fair value using closing exchange quoted prices (see Note 6).

In 2010, the Company exited its proprietary trading business. The Company still holds a limited number of investment securities which will be liquidated when an acceptable market prevails.

Investment securities transactions and the realized and unrealized revenues and related expenses are recorded on a trade date basis within Other Revenue in the Statement of Operations.

c) Furniture, equipment, software and leasehold improvements depreciation

Furniture and equipment are depreciated using the straight-line method over their estimated useful lives.

Purchased software assets are amortized using the straight-line method over the lesser of their estimated useful lives or the remaining license term.

Leasehold improvements are amortized using the straight-line method over the lesser of the economic life of the improvement or the life of the lease.

As of December 31, 2011, remaining fixed assets consist primarily of computer equipment with original estimated useful lives of 3 – 5 years (see Note 13).

d) Income taxes

The members of the Company are individually liable for the taxes on their share of the Company's income. The Company is subject to local unincorporated business taxes in the jurisdictions in which it operates. The Company receives expense allocations of state business taxes paid by the Parent, which amounts are accrued for in the Statement of Financial Condition and included in Other Expenses in the Statement of Operations. Federal taxes are not allocated to the Company.

3. Cash and Cash Equivalents

Cash and cash equivalents consist of cash in bank accounts of $ 33,165,891.

4. Cash and Securities Segregated Under Federal Regulations

At December 31, 2011, the Company cash of $ 13,757,657 segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The Company also has cash of $ 8,830,829 in a special bank account for the Proprietary Accounts of Introducing Brokers (PAIB) at December 31, 2011.

5. Receivable From and Payable to Brokers, Dealers And Clearing Organizations

At December 31, 2011, the Company had receivables from and payables to brokers, dealers and clearing organizations consisting of the following:

Receivable	
Securities failed to deliver	$ 8,270,472
Securities borrowed	147,623,240
Clearing organizations and other	16,597,360
	172,491,072
Payable	
Securities failed to receive	$ 7,529,672
Securities loaned	138,251,900
Clearing organizations and other	9,656,665
	155,438,237

Securities failed to deliver represent receivables for securities sold that have not been delivered by the Company for which settlement date has passed. Securities failed to receive represent payables for securities purchased that have not been received for which settlement date has passed.

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of the securities borrowed and loaned on a daily basis and may require counterparties to deposit additional collateral or return collateral pledged as necessary. The Company has received collateral of $ 151,816,286 under securities borrowed agreements, of which the Company has re-pledged $ 141,567,966 under securities loaned agreements.

6. Securities Owned and Securities Sold, but Not Yet Purchased

Marketable securities owned and securities sold, but not yet purchased, consist of trading securities at fair values, as follows:

	Owned	Sold But Not Yet Purchased
Corporate stocks	$ 123,928	-
	123,928	-

Fair Value Measurements

The accounting standards for fair value measurement provide the definition of fair value, prescribed methods of measuring fair value, establish a fair value hierarchy based on inputs used to measure fair value, and the disclosure about the use of fair value measures.

The fair value hierarchy, as defined by the accounting standards for fair value measurement, is as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities

Level 2 - quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 - inputs that are unobservable (for example, cash flow modeling inputs based on assumptions)

The following table summarizes assets and liabilities measured at fair value on a recurring basis at December 31, 2011:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned				
Corporate stocks	$ 123,928	$ -	$ -	$ 123,928
	123,928	-	-	123,928

7. Receivable from and Payable to Customers

Receivable from and payable to customers represents amounts due on cash and margin securities transactions. Securities owned by customers that collateralize the receivables are not reflected in the accompanying statement of financial condition.

Receivable balances are aged at reporting date and for balances outstanding longer than 90 days a level of impairment is taken to the Statement of Operations. Total impairment recognized at December 31, 2011 is immaterial.

8. Employee Benefit Plans

Equity Incentive Plans
Under the Parent's time-based and performance-based equity incentive plans, awards or options to purchase shares of stock may be granted to key employees. Time-based options are subject to a five-year vesting schedule. Performance-based options vest upon attainment of certain annual and cumulative earnings goals. Both time-based and performance-based options are granted for a ten year term.

Accounting standards for stock-based compensation require companies to expense the fair value of employee stock options and similar awards over the employee requisite service period. Under the fair value recognition provisions of the accounting standards for stock-based compensation, stock-based compensation expense is measured at the grant date based upon the value of the award. For time-based options, compensation expense is recorded on a straight line basis over the requisite service period of five years. For the performance-based options, compensation expense is recorded at the time that the achievement of financial performance goals become probable, and then is recorded over the requisite performance and service periods. This expense amount was not material in 2011.

Retirement Plan
SunGard offers a 401(k) plan to eligible employees of the Company.

9. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that it maintain minimum net capital, equal to the greater of $ 250,000 or 2% of aggregate debit balances, as defined. At December 31, 2011, the Company had net capital of $ 49,115,469, which exceeded its minimum requirement of $ 250,000 by $ 48,826,556.

The Company is subject to Rule 15c3-3 of the Securities and Exchange Commission. At December 31, 2011, the Company computed the reserve requirement for customers and was required to segregate $ 7,873,032 in the special reserve bank account for the exclusive benefit of customers. At December 31, 2011, the amount held on deposit in the special reserve bank account was $ 13,757,657.

The Company also computed the reserve requirement for PAIB. At December 31, 2011, the Company's calculation required $ 3,010,718 to be segregated in the special reserve account for the exclusive benefit of our introducing broker-dealers. The amount on deposit in the reserve bank account at December 31, 2011 was $ 8,830,829.

10. Commitments and Contingencies

The Company leases office space and, equipment under lease agreements and has other operating commitments expiring on various dates through 2015. Certain leases contain provision for rent escalation. At December 31, 2011, the future minimum commitments are as follows:

	Total
2012	$ 1,682,130
2013	1,437,027
2014	881,414
2015	121,250
Thereafter	-
	4,121,821

In the normal course of business, the Company may be named as a defendant in certain litigation, arbitrations and regulatory actions arising out of its activities as a broker dealer in securities. Management believes, based on information currently available, that the results of such proceedings will not have a material adverse effect on the Company's operations, financial condition or cash flows.

At December 31, 2011 the Company had received approval from the Board and FINRA to pursue a merger of Fox River, an affiliate of the Company to be effective January 1, 2012 however the agreement does include an exit clause which allows Assent LLC not to pursue the merger till such date as the merger takes place. At December 31, 2011 the net assets of Fox River were $ 10,837,919. Refer to Note 16 for Subsequent events.

11. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Risk

In the normal course of business, the Company's securities activities involve execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risk in the event customers, or other counterparties, are unable to fulfill their contractual obligations. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

As part of its normal brokerage activities, the Company may sell securities not yet purchased. Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby creating a liability to repurchase the security in the market at prevailing prices. Accordingly these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Securities positions are monitored on a daily basis.

The Company's customer securities transactions are transacted on either cash or margin basis. In margin transactions, the Company extends credit to customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal margin guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requests the customer to deposit additional collateral or to reduce positions when necessary.

The Company records customer transactions on a settlement date basis, generally three days after trade-date. The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers or other counterparties are unable to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. It is the Company's policy to review as necessary, the credit standing of each counterparty with which it conducts business.

12. Related Party Transactions

At December 31, 2011, the amount payable to Parent and affiliates represent such amount payable to the Company for unsettled items and receivable from affiliates represent amounts due to the Company.

The Company provides clearance services to affiliated broker dealers.

The Company pays management fees to Sungard and administrative fees to an affiliate for administrative and other expenses.

The Company also reimburses Sungard for medical and dental insurance premiums, professional services and other expenses paid on its behalf.

The Company pays various affiliates for service bureau services for securities transaction processing, data storage and communications.

State business minimum tax payments made by the Parent or affiliates that related to the Company's activities in a number of states are allocated to the Company.

At December 31, 2011, a $7,832,871 receivable balance from the Parent to the Company was reclassified as a component of Member's equity as it is the Company's intention to formally settle this balance with the Parent through a reduction in Member's capital. All remaining payables and receivable balances at December 31, 2011 between the Company and Parent or affiliates are separately disclosed on the Statement of Financial Condition.

On October 1, 2011 the Company, at the direction of the Board, acquired the assets and liabilities of a component of an affiliated company (SIBI). The balance of liabilities exceeded the assets of the component and was settled by a cash payment of $1,894,974 to the Company by SIBI resulting in no impact to net assets. The consideration given by the Company for SIBI was the assumption of SIBI's liability balances. No cash consideration was paid by the Company. As the transaction was classified as a common control transaction under GAAP and the nets assets acquired met the definition of a business under GAAP, the net income was accounted for by the Company from January 1, 2011 to December 31, 2011.

Additionally, the Company had another affiliated transaction on January 1, 2012 details of which are disclosed in Note 16 (Subsequent Events).

13. Furniture, equipment, software and leasehold improvements

	Furniture	Equipment	Software	Leasehold Improvements	Total
Balance at December 31, 2011	9,278	3,391,562	912,117	24,916	4,337,873
Accumulated depreciation and impairment					
Balance at December 31, 2011	(757)	(2,557,689)	(627,893)	(5,750)	(3,192,089)
Carrying amount					
Balance at December 31, 2011	$ 8,521	$ 833,874	$ 284,224	$ 19,166	$ 1,145,785

14. Members' Equity

During 2011 the Company had two classes of members' interest as follows:

The Class A member receives an allocation of net profits and losses. Class D members have a equity interest as part of a Joint Back Office Agreement with the Company as part of its correspondent clearing agreement. The Class D interest does not have any voting rights nor receives any allocation of profits or losses.

15. Reorganization

In 2010 the Company exited from its professional trading business. In August 2010, the Company's Class A member granted a third party a perpetual license to use its Anvil trading software, subject to certain terms and conditions Upon FINRA approval, the transferred accounts were introduced to the Company on a fully-disclosed basis for custody, clearance, and settlement. A Transition Service Agreement (TSA) with the third party licenser of the Anvil trading software expired on February 28, 2011.

16. Subsequent Events

On January 1, 2012 the Company merged with an affiliated entity, Fox River Execution Technology, LLC and the combined entity was renamed SunGard Brokerage & Securities Services LLC, a Delaware limited liability company. The net assets acquired by SunGard Brokerage & Securities Services LLC on January 1, 2012 were $ 10,837,919.

The Company has evaluated the events and transactions that have occurred through February 27, 2012, the date the financial statements were available to be issued, and noted no additional items requiring adjustment of the financial statements.

MIX
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